Exhibit 4.7

TERM LOAN AGREEMENT

                THIS TERM LOAN AGREEMENT, dated as of February 19, 2002 (this “Agreement”), is by and between AIRNET SYSTEMS, INC., an Ohio corporation (the “Company”), and Bank One, NA, a national banking association (the “Bank”).   The Company desires to obtain a term loan in the aggregate principal amount of $3,000,000 in order to provide funds for the financing of an aircraft, and the Bank is willing to make such term loan on the terms and conditions herein set forth.  In consideration of the premises and of the mutual agreements herein contained, the parties hereto agree as follows:

ARTICLE I:  DEFINITIONS

                1.1           Certain Definitions.              As used herein the following terms shall have the following respective meanings:

                “Credit Agreement” shall mean the Credit Agreement dated as of December 31, 1999 among the Company, the lenders party thereto from time to time, including the Bank (the “Lenders”) and Bank One, NA, as agent for the Lenders, as such Credit Agreement as amended or modified from time to time pursuant to any amendments agreed to by the Bank, but without giving effect to any other amendments or modifications of the Credit Agreement.

                “Eurodollar Base Rate” means, with respect to the Eurodollar Loan for the relevant Interest Period, the applicable British Bankers’ Association LIBOR rate for deposits in U.S. dollars as reported by any generally recognized financial information services as of 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, provided that, if no such British Bankers’ Association LIBOR rate is available to the Bank, the applicable Eurodollar Base Rate for the relevant Interest Period shall instead by the rate determined by the Bank to be the rate at which the Bank or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, in the approximate amount of such Eurodollar Loan and having a maturity equal to such Interest Period.

                “Eurodollar Loan” shall mean the Term Loan during any time it bears interest at the Eurodollar Rate.

                “Eurodollar Rate” shall mean, with respect to the Term Loan and the related Interest Period, the per annum rate that is equal to the sum of:

                (a)           one percent (1.0%) per annum, plus

                (b)           the rate per annum obtained by dividing (i) the Eurodollar Base Rate for such Interest Period by (ii) an amount equal to one minus the stated maximum rate (expressed as a decimal) of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) that is specified on the first day of such Interest Period by the Board of Governors of the Federal Reserve System (or any successor agency thereto) for determining the maximum reserve requirement with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D of such Board) maintained by a member bank such System;

all as determined by the Bank, such sum to be rounded up, if necessary, to the nearest whole multiple of one one-hundredth of one percent (1/100 of 1%).

                “Interest Payment Date” shall mean the 19 day of each month occurring after the date hereof, commencing with the first such day occurring after the date of this Agreement, except that an adjustment will be made if any Interest Payment Date would otherwise fall on a day that is not a New York Banking Day and a London Banking Day so that the Interest Payment Date will be the first following day that is a New York Banking Day and a London Banking Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding day that is a New York Banking Day and a London Banking Day.

                “Interest Period” shall mean, with respect to the Eurodollar Loan, each period of time commencing on each Interest Payment Date and ending on the next Interest Payment Date, commencing with the Interest Payment Date occurring in February of 2002 and continuing with each Interest Payment Date thereof.

                “London Banking Day” shall mean any day in which dealings and deposits in U.S. dollars are transaction in the London interbank market.

                “Maturity Date”  shall mean the Interest Payment Date occurring in February, 2007.

                “New York Banking Day” shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

                “Prime Rate” shall mean the per annum rate announced by the Bank from time to time as its “prime rate” (it being acknowledged that such announced rate may not necessarily be the lowest rate charged by the Bank to any of its customers), which Prime Rate shall change simultaneously with any change in such announced rate.

                “Term Loan” shall mean the borrowing under Section 2.1 evidenced by the Term Note.

                “Term Note” shall mean any promissory note of the Company evidencing the Term Loan, in substantially the form annexed hereto as Exhibit A, as amended or modified from time to time and together with any promissory note or notes issued in exchange or replacement therefor.

                All capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

ARTICLE II:  THE TERM LOAN AND PAYMENTS

                2.1           Commitment of the Bank.  The Bank agrees, subject to and conditions of this Agreement, to make a single Term Loan to the Company, and the Company agrees to borrow such Term Loan from the Bank, on the date hereof, in the principal amount of $3,000,000.  The Term Loan made under this Section 2.1 shall be evidenced by the Term Note, and shall be due and payable and bear interest as provided in Article III.

                2.2           Principal Payments.

                (a)           Unless earlier payment is required under this Agreement, the Company shall pay to the Bank the outstanding principal amount of the Term Loan in sixty equal installments in the amount of $50,000 payable on each Interest Payment Date and on the Maturity Date, when the entire outstanding principal amount of, and accrued interest on, the Term Loan shall be due and payable.

                (b)           Upon at least five Business Days’ prior written notice to the Bank and subject to Section 2.7, the Company may prepay the term loan.

                2.3           Interest Payments.  The Company shall pay interest to the Bank on the unpaid principal amount of the Term Loan, for the period commencing on the date such Term Loan is made until such Term Loan is paid in full, on each Interest Payment Date and at maturity (whether at stated maturity, by acceleration or otherwise), and thereafter on demand, at the following rates:  (i) the period from the date hereof until the Interest Payment Date occurring in February of 2002, at the rate determined by the Bank, and (ii) thereafter, at the applicable Eurodollar rate.  Notwithstanding the foregoing, the Company shall pay interest on demand at the Overdue Rate on the outstanding principal amount of the Term Loan and any other amount payable by the Company hereunder (other than interest) which is not paid in full when due (whether at stated maturity by acceleration or otherwise) for the period commencing on the due date thereof until the same paid in full.

                                (b)           The Bank shall reset the Eurodollar Rate on the second London Banking Day prior to the first day of each Interest Period, as described in the definition of Eurodollar Rate for the related Interest Period.  Notwithstanding any other provision of this Agreement to the contrary, if (i) deposits in Dollars for the periods comparable to the relevant Interest Periods are not available to the Bank in the London interbank market, or (ii) the Eurodollar Rate will not adequately and fairly reflect the cost of the Bank of making, funding or maintaining the Eurodollar Loan, or (iii) by reason of national or international financial, political, or economical conditions or by reasons of any applicable law, treaty, rule or regulation (whether domestic or foreign) now or hereafter in effect, or the interpretation or administration thereof by and governmental authority charged with the interpretation or administration thereof, or compliance by the Bank with any guideline, request or directive of such authority (whether or not having the force of the law), including without limitation exchange controls, it is impracticable, unlawful or impossible for the Bank to make, fund or maintain the Eurodollar Loan, the interest rate applicable thereafter shall be the Prime Rate.

                2.4           Payment Method.  (a) All payments to be made by the Company hereunder will be made in Dollars and in immediately available funds to the Bank not later than 1:00 p.m. Colombus time on the date on which such payment shall become due.  Payments received after 1:00 p.m. Colombus time shall be deemed to be payments made prior to 1:00 p.m. Columbus time on the next succeeding Business Day.

                                (b)           At the time of making each such payment, the Company shall, subject to the other terms and conditions of this Agreement, specify to the Bank that obligation of the Company hereunder to which such payment is to be applied.  In the event that the Company fails to so specify the relevant obligation or in any Event of Default shall have occurred and be continuing, the Bank may apply such payments as it may determine in its sole discretion to obligations of the Company to the Bank arising under this Agreement or otherwise.

                2.5           No Setoff or Deduction.  All payments of principal and interest on the Term Note and other amounts payable by the Company hereunder shall be made by the Company without setoff or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any present or future taxes, levies, imposts, duties, fees, assessments, or other charges of whatever nature, imposed by any governmental authority, or by any department, agency or political subdivision or taxing authority.

                2.6           Payment on Non-business Day:  Payment Computations.  Except as otherwise provided in this Agreement to the contrary, whenever any installment or principal of, or interest on, the Term Loan or any other amount due hereunder becomes due and payable on a day which is not a Business Day, the maturity thereof shall be extended to the next succeeding Business Day and, in the case of any installment of principal, interest shall be payable thereon at the rate per annum determined in accordance with this Agreement during such extension.  Computation of interest and other amounts due under this Agreement shall be made on the basis of a year of 360 days for the actual number of days elapsed, including the first day but excluding the last day of the relevant period.

                2.7           Indemnification.  If any payment of the Eurodollar Loan occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment or otherwise, or a Eurodollar Loan is not made on the date specified by the Company for any reason, the Company will indemnify the Bank for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain such Eurodollar Loan.

                2.8           Yield Protection.  If, on or after the date of this Agreement, the adoption of any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law), or any change in the interpretation or administration thereof by any governmental or quasi-governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:

(i)                                     subjects the Bank to any taxes, or changes the basis of taxation of payments to the Bank in respect of the Eurodollar loans, or

(ii)                                  imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Bank (other than reserves and assessments taken into account in determining the interest rate applicable to the Eurodollar Loan), or

(iii)                               imposes any other condition the result of which is to increase the cost to the Bank of making, funding or maintaining the Eurodollar Loan or reduces any amount receivable by the Bank in connection with the Eurodollar Loan or requires the Bank to make any payment calculated by reference to the amount of the Eurodollar Loan, by an amount deemed material by the Bank, and the result of any of the foregoing is to increase the cost to the Bank of making or maintaining a Eurodollar Loan or to reduce the return received by the Bank in connection with such Eurodollar Loan, then, within 15 days of demand by the Bank, the Company shall pay the Bank such additional amount or amounts as will compensate the Bank for such increased cost or reduction in amount received.

                2.9           Changes in Capital Adequacy Regulations.  If the Bank determines the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank is increased as a result of a Change, then, within 15 days of demand by the Bank, the Company shall pay the Bank the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which the Bank determines is attributable to this Agreement or its Commitment hereunder (after taking into account the Bank’s policies as to capital adequacy).  “Change” means (i) any change after the date of this Agreement in the Risk-Based Capital Guidelines or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement which affects the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank.  “Risk-Based Capital Guidelines” means (i) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled “International Convergence

of  Capital Measurements and Capital Standards,” including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

ARTICLE III:  COVENANTS

                3.1           Incorporation of Covenants from Credit Agreement.   The Company covenants and agrees that, until payment in full of the principal of and accrued interest on the Term Loan and the performance of all other obligations of the Company under this Agreement and the Term Note, unless the shall otherwise consent in writing, it shall, and shall cause each of its Subsidiaries to observe and perform, as incorporated herein, the covenants and agreements set forth in Article V of the Credit Agreement. All such provisions of said Article V, including definitions of the defined terms used therein and exhibits referred to therein, are hereby incorporated by reference and made a part of this Agreement to the same extent as if set forth fully herein except that (i) all cross references shall be deemed to refer to the relevant provision or provisions as incorporated herein, and (ii) reference therein to “hereof”, “herein” and “hereto” shall be deemed to refer to this Agreement.

ARTICLE IV:  DEFAULT

                4.1           Incorporation of Events of Default from Credit Agreement.   For the purpose of determining Events of Default with respect to the Company, Section 6.1 of the Credit Agreement, including definitions of defined terms used therein, are hereby incorporated by reference and made a part of this Agreement to the same extent as if set forth fully herein, except that (i) reference in such sections as incorporated herein to the defined term “Notes” shall be deemed references to the defined term “Term Note” as defined in this Agreement, (ii) reference in such sections are incorporated herein to the defined term “Advances” shall be deemed reference to the defined term “Term Loan” as defined in this Agreement, (iii) reference to “other documents” in section 6.1(b) as incorporated herein and the “Loan Document” in section 6.1 shall be deemed to also include the aircraft security agreement (as amended or modified from time to time, the “Aircraft Security Agreement”) delivered by the Company in connection herewith and (iv) references therein to “hereof”, “herein” and “hereto” shall be deemed references to this Agreement.

                4.2           Remedies.   Upon the occurrence and during the continuance of any Event of Default, the Bank may by notice to the Company terminate the Bank’s obligations under Section 2.1 hereof, declare the outstanding principal of, and accrued interest on, the Term Loan, and all other amounts owing under this Agreement, the Term Note and any other agreement or document executed in connection herewith at any time to be immediately due and payable, and exercise all of its rights under the Aircraft Security Agreement and any other agreement, instrument or document executed or delivered in connection herewith, or any one or more of the foregoing, whereupon all such amounts shall become immediately due and payable, as the case may be, provided that in the case of any event or condition described in Section 6.1(h) of the Credit Agreement as incorporated herein with respect to the Company, the Commitment shall automatically become immediately due and payable without notice; in all cases without demand, presentment, protest, diligence, notice of dishonor or other formality, all of which are hereby expressly waived.

ARTICLE V: MISCELLANEOUS

                5.1           Incorporation of Credit Agreement Provisions.   Any supplement, amendment, modification, waiver or consent made or granted by the Lenders in connection with the provisions of the Credit Agreement incorporated herein at any time after the date hereof shall be deemed a supplement, amendment, modification, waiver or consent, as the case may be, with respect to such provisions as incorporated herein if the Bank shall be one of the Lenders agreeing to such supplement, amendment, modification, waiver or consent. Notwithstanding anything in this Agreement to the contrary, no termination, cancellation or expiry of the Credit Agreement shall have any affect whatsoever upon the provisions thereof as such provisions of the Credit Agreement are incorporated herein, and all such provisions shall be deemed to survive any such termination, cancellation or expiry of the Credit Agreement and shall thereafter continue to be binding upon the Company under this Agreement.

                5.2           Conditions To Term Loan.   Prior to making the Term Loan, the Company agrees to execute and deliver to the Bank (1) the Aircraft Security Agreement in form and substance satisfactory to the Bank granting to the Bank a first priority lien and security interest on the aircraft, engines and other collateral described therein, (2) the Term Note and (3) such resolutions, legal opinions (including without limitation a lien priority opinion of FAA counsel) and such other documents as requested by the Bank, each in form and substance satisfactory to the Bank.

                5.3           Expenses.   The Company agrees to pay, or reimburse the Bank for the payment of, on demand, the reasonable fees and expenses of counsel the Bank in connection with the preparation, execution, delivery and administration of this Agreement and the consummation of the transactions contemplated hereby, and in connection with any amendments, waivers or consents in connection therewith, and all reasonable costs and expenses of the Bank (including reasonable fees and expenses of counsel and whether incurred through negotiations, legal proceedings or otherwise) in connection with any Event of Default or the enforcement of, or the exercise or preservation of any rights under, this Agreement or the Term Note or in connections with any refinancing or restructuring of the credit arrangements provided under this Agreement.

                5.4           Representations.   The Company represents and warrants that all representations and warranties contained in Article IV of the Credit Agreement are true and correct as if made on and as of the date hereof, that the execution, delivery and performance by the Company of this Agreement, the Term Note and the Aircraft Security Agreement have been duly authorized by all necessary corporate action and are not in contravention of any law, rule, regulation, judgment or agreement, and that this Agreement, the Term Note and the Aircraft Security Agreement are the legal, valid and binding obligations of the Company enforceable against the Company and in accordance with their respective terms.

                5.5           No Waiver By Conduct; Remedies Cumulative.   No course of dealing on the part of the Bank, nor any delay or failure on the part of the Bank in exercising any right, power or privilege hereunder shall operate as a waiver of such right, power or privilege or otherwise prejudice the Bank’s rights and remedies hereunder; nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other right, power or privilege. No right or remedy conferred upon or reserved to the Bank under this Agreement or the Term Note is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right or remedy granted thereunder or now or hereafter existing under any applicable law. Every right and remedy granted by this Agreement or the Term Note or by applicable law to the Bank may be exercised from tie to time and as often as may be deemed expedient by the Bank and, unless contrary to the express provisions of this Agreement or the Term Note, irrespective of the occurrence or continuance of any Default or Event of Default.

                5.6           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that the Company may not, without the prior consent of the Bank, assign its rights or obligations hereunder or under the Term Note or the Aircraft Security Agreement and the Bank shall not be obligated to make the Term Loan hereunder to any entity other than the Company.

                5.7           Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing and such counterpart.

                5.8           Governing Law.  This Agreement is a contract made under, and shall be governed by and construed in accordance with, the law of the State of Ohio applicable to contracts made and to be performed entirely within such State and without giving effect to choice of law principled of such State.

                5.9           Integration and Severability.  This Agreement, including without limitation any portion of the Credit Agreement incorporated herein, embodies the entire agreement and understanding between the Company and the Bank, and supersedes all prior agreements and understandings, relating to the subject matter hereof.  In case any one or more of the obligations of the company under this Agreement, the Term Note or the Aircraft Security Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining obligations of the Company shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability in one jurisdiction shall not affect the validity, legality or enforceability of the obligations of the Company under this Agreement, the Term Note or the Aircraft Security Agreement in any other jurisdiction.

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BANK ONE, NA		AIRNET SYSTEMS

By:	/s/[ILLEGIBLE]	By:	/s/[ILLEGIBLE]

Its:	F.V.P	Its:	CFO

EXHIBIT A

TERM NOTE

$3,000,000                                                                                                                              February        , 2002

                FOR VALUE RECEIVED, AIRNET SYSTEMS, INC., an Ohio Corporation (the “Company”), hereby unconditionally promises to pay to the order of BANK ONE, NA, a national banking association (the “Bank”), at the principal banking office of the Bank in lawful money of the United States of America and in immediately available funds, the principal sum of Three Million Dollars ($3,000,000), payable in sixty equal monthly installments in the amount of $50,000 payable on each Interest Payment Date and on the Maturity Date, unless earlier payment payable is required, when the entire outstanding principal balance of the Term Loan evidenced hereby, and all accrued interest thereon, shall be due and payable; and to pay interest on the unpaid principal balance hereof from time to time outstanding, in like money and funds, for the period from the date hereof until such Term Loan shall be paid in full, at the rate per annum and on the dates provided the Term Loan Agreement referred to below.

                The Company and each endorser or guarantor hereof waives demand, presentment, protest, diligence, notice of dishonor and any other formality in connection with this Term Note.  Should the indebtedness evidenced by this Term Note or any part thereof be collected in any proceeding or be placed in the hands of attorneys for collection, the Company agrees to pay, in addition to the principal, interest and other sums due and payable hereon, all costs of collecting this Term Note, including attorneys fees, expenses.

                This Term Note evidences a term Loan made under a Term Loan Agreement, dated as of the date hereof (as amended or modified from time to time, the “Term Loan Agreement”), by and between the Company and the Bank to which reference is hereby made for a statement of the circumstances under which this Term Note is subject to prepayment and under which its due date may be accelerated.  Capitalized terms used but not defined in this Term Note shall have the respective meanings assigned to them in the Term Loan Agreement.

                This Term Note is made under, and shall be governed by in accordance with, the laws of the State of Ohio applicable to contracts made and to be performed entirely within such State and without giving effect to choice of law principles of such State.

AIRNET SYSTEMS

By:

Its: